UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

Commission File Number: 001-35368

MICHAEL KORS HOLDINGS LIMITED

(Translation of registrant’s name into English)

c/o Michael Kors Limited

Unit 1902, 19/F, Tower 6

The Gateway, Harbour City

Tsim Sha Tsui, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Michael Kors Holdings Limited (the “Company”) is furnishing this current report on Form 6-K to report that on December 14, 2012 the Audit Committee of the Company approved the dismissal of PricewaterhouseCoopers LLP (“PwC”) as its independent registered public accounting firm effective as of the date of the completion of the audit services being conducted by PwC for the fiscal year ending March 30, 2013. Also, on December 14, 2012, the Audit Committee of the Company engaged Ernst & Young LLP (“E&Y”) as the Company’s independent registered public accounting firm commencing with the fiscal year ending March 29, 2014.

PwC’s audit reports on the Company’s consolidated financial statements for each of the fiscal years ended April 2, 2011 and March 31, 2012 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s fiscal years ended April 2, 2011 and March 31, 2012 and through the subsequent interim period on or prior to December 14, 2012, (a) there were no disagreements between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreements in connection with its report; and (b) no reportable events as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F have occurred. The Company provided PwC with a copy of this Form 6-K and requested that PwC provide the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of PwC’s letter is furnished as Exhibit 1 to this Form 6-K.

During the Company’s most recent two fiscal years and through the subsequent interim period on or prior to December 14, 2012, neither the Company nor anyone on its behalf has consulted with E&Y on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICHAEL KORS HOLDINGS LIMITED

Date: December 19, 2012	By:	/s/ Joseph B. Parsons
	Name:	Joseph B. Parsons
	Title:	Executive Vice President, Chief Financial Officer, Chief Operating Officer & Treasurer

Exhibit Index

Exhibit No.	Description

1	Letter from PricewaterhouseCoopers LLP to the Securities and Exchange Commission, dated December 19, 2012.